October 3, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	ACI Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 10, 2018
File No. 00-25346

Ladies and Gentlemen:

The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in your letter dated September 19, 2018, with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.

Form 10-Q for the quarterly period ended March 31, 2018

Note 2. Revenue

Software as a Service (“SaaS”) and Platform as a Service (“PaaS”) Arrangements, page 9

1. On page 33 you indicate that SaaS and PaaS costs include payment card interchange and processing fees and are included in cost of revenue. Please tell us how you calculate revenue in arrangements related to these fees, whether it includes amounts paid to third parties and how you concluded such amounts should be reflected on a gross basis in revenue and cost of revenue. Reference ASC 606-10-55-36 through 39A.

Response: SaaS and PaaS revenue includes fees paid by our customers as a part of the electronic bill presentment and payment (EBPP) products. For EBPP the Company enters into contracts with our customers to provide an integrated payment facilitation service whereby the Company is principally obligated to provide the payment facilitation services (the specified service) in exchange for “convenience fees”. Fees may be paid by our customers or directly by the consumer (our customer’s customer) and may be a percentage of the underlying transaction amount or a fixed fee per executed transaction.

Securities and Exchange Commission

October 3, 2018

The Company’s obligation under these contracts is to provide integrated payment facilitation services through our EBPP service, which allows our customers to offer electronic payment options to end consumers. The Company’s EBPP service represents a single promise to provide continuous access (i.e. a stand-ready performance obligation) to our platform and its processing capabilities. This single promise is comprised of a series of distinct service periods as each day of providing access to the platform is substantially the same and the Company’s customers receive and consume the benefits as access is provided.

The Company’s EBPP customers want the ability to accept payments, including debit, credit, and ACH, without going through the cumbersome and time-consuming process of obtaining and maintaining a merchant account through a direct agreement with a payment processor and/or acquiring bank. Payment service providers, like the Company, simplify the process by contracting directly with the acquiring bank and/or payment processor to set up a sponsored merchant account. Our customer’s ability to use the sponsored merchant account through our EBPP service provides them easy access to payment processing services.

To create the merchant account needed to provide EBPP services the Company separately contracts with certain payment processors and/or acquiring banks who provide interchange and settlement services to the Company for which the Company is charged payment card interchange and processing fees based on the volume of transactions that are processed through the EBPP services. Because these are costs the Company needs to incur to provide our customers EBPP services (i.e., they are fulfillment costs), we present interchange and processing fees we are charged as a component of cost of revenue.

In our EBPP service offering, the Company is the only party to contract with our customer. The customer does not have a contract with the payment processor and/or acquiring bank nor does the customer have visibility to our contracts with the payment processor and/or acquiring banks (nor the fees they charge). The Company has full responsibility for processing the transactions whereby it effectively acts as the merchant of record and uses its arrangements with the payment processor and/or acquiring banks to process payments and settling gross amounts of acquired funds with the biller.

As the payment processors and/or acquiring banks are involved in the provision of this service, we considered ASC 606-10-55-36 through 55-39A when determining if we should record the gross amount we charge to our customers for payment processing services as principal, or present the net amount retained after we pay for interchange and processing services.

We considered ASC 606-10-55-36 and concluded the nature of the Company’s promise under EBPP services is to provide the specified service (i.e., payment processing) directly to our customers rather than to arrange for services to be provided by other third parties. Specially, our obligation is to provide an integrated payment facilitation service whereby the activities performed by the payment processors and/or acquiring banks are inputs that are combined with our EBPP services to deliver a combined output (an integrated payment facilitation service) to our customers.

Securities and Exchange Commission

October 3, 2018

Our conclusion that the Company is the principal in the transaction is further supported by ASC 606-10-55-37A(c) that notes an entity is a principal when it obtains a good or service from another party that it combines with other goods or services in providing the specified good or service to the customer. As noted above, we separately contract for and obtain interchange and processing services that we integrate and combine with our platform to transfer the integrated payment facilitation service to our customer. As noted in ASC 606-10-55-37A(c), we obtained control of the third-party services before they are transferred to the customer because they are inputs to the specified service that we are obligated to provide to our customer.

Notwithstanding our conclusion that we are the principal in the arrangement because we integrate the inputs to transfer a combined output, we also considered the indicators referenced in ASC 606-10-55-39 in further support of our conclusion that we control the service provided by the acquiring bank and/or payment processor before they are transferred to our customer.

Primary Obligor – The Company is financially liable for the services provided to the customer and would be responsible for resolving any issues if payment was not received. As such, the Company holds primary responsibility regarding the fulfillment of the EBPP services.

Inventory Risk – Indicator is not applicable to services since there is no risk of inventory loss.

Pricing – The Company has full discretion in determining the pricing of the EBPP service, negotiates directly with the customer, and bears full margin risk. The Company is entitled to receive the gross convenience fee and then separately obligated to pay the payment processing or bank fee and interchange fee. The acquiring bank and/or payment processor is not involved. While the acquiring bank and/or payment processor might specify a floor amount (the minimum amount the Company is charged), the Company has the ability to set customer pricing as desired.

These indicators above support the Company’s conclusion that it is the principal in the arrangement because it obtains control of the third party services and integrates them into the Company’s platform in order to provide our EBPP services. We therefore record revenue on a gross basis in revenue and reflect our fulfillment costs (interchange and processing) in costs of revenue.

2. You disclose that your SaaS-based and PaaS-based arrangements represent a single promise to provide continuous access, a stand-ready performance obligation, to your software solutions and its processing capabilities. You also indicate that fixed consideration under these arrangements may relate to a material right. Please tell us, and revise your disclosures to clarify, whether the material right is a separate performance obligation and if and how you have allocated consideration to this promise. Reference ASC 606-10-55-41.

Securities and Exchange Commission

October 3, 2018

Response: We assess if upfront fixed consideration results in a material right on a contract by contract basis in accordance with ASC 606-10-55-41. We also consider the guidance for non-refundable upfront fees in ASC 606-10-55-50 through 55-53 and ASC 606-10-25-17. Implementation or set-up services meet the guidance under ASC 606-10-55-53 because the activities do not transfer a distinct service to the customer under ASC 606-10-25-17, and implementation or set-up fees do not constitute payment for a separate performance obligation. The single promise that is transferred to the customer at contract inception is a combined solution as a hosted or application service and is a stand-ready performance obligation. A contract by contract analysis is performed which includes consideration of the renewal price compared with the price a new customer would pay to determine if a material right would exist. If a material right is identified it would be a separate performance obligation. With respect to the standalone selling price (SSP) for a material right granted to the Customer, the Company considered the guidance in ASC 606-10-55-44 and 55-45. Based on the practical alternative in ASC 606-10-55-45, the Company allocates the transaction price to the material right by reference to the services expected to be provided and the corresponding expected consideration.

We will include in our future filings the following disclosure:

A material right would be a separate performance obligation. The Company estimates the standalone selling price for a material right by reference to the services expected to be provided and the corresponding expected consideration.

Significant Judgments, page 11

3. You disclose that the selling prices of your software licenses are highly variable and you use the residual approach to estimate standalone selling price. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion. Reference ASC 606-10-32-34.

Response: The Company typically enters into multi-year time-based software license arrangements that vary in length but are generally five years. These arrangements include an initial (bundled) post contract customer support (PCS) term of one year with subsequent optional renewals for additional years within the initial license period. Under ASC 606-10-32-34(c), an entity may use the residual approach to estimate SSP by referencing the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. The Company does not have a history of selling software licenses on a standalone basis (unbundled) but does sell PCS on a standalone basis (i.e., optional PCS renewals). Since the SSP for PCS and the professional services (if included) are directly observable, the residual approach can be used for the license for which observable inputs are not available if the pricing of the license is highly variable or uncertain in accordance with ASC 606-10-32-34(c)(1).

Securities and Exchange Commission

October 3, 2018

The determination of whether the Company’s pricing is highly variable includes judgment and analysis. Our evaluation was primarily a quantitative approach that concluded its pricing is highly variable because a representative SSP is not discernible from past transactions or other observable evidence.

To evaluate the variability of the selling prices for the license, the Company’s pricing policies were first considered. License pricing is expected to be highly variable as the Company allows for various discounts to be granted with a large range of discounts allowed.

In order to support that the license selling price is highly variable based on actual sales, we analyzed the discounts of the contract price from the original list price based on the Company’s price book. We determined that if a majority of the discounts (relative to list price) fell outside an acceptable range as further described below, then the price would be considered highly variable. The results were organized by ACI’s three geographic regions: Americas, Europe/Middle East/Africa (“EMEA”), and Asia/Pacific (“APAC”) and primary solution category. We used this level of disaggregation as this is how products are sold and supported and is consistent with the disaggregation of revenue that is disclosed in our quarterly and annual filings.

The acceptable range was determined by using the median discount of the total contracts for each geographic region comparing the discounts provided to the median to determine if a broad range of pricing exists. We determined the acceptable range by using +/- 15% of the median discount. 15% was deemed an appropriate benchmark as this is the metric used to determine a sufficiently narrow range of observable prices for estimation of SSP within PCS offerings and is consistent with the Company’s pricing practices. By comparing the discounts to the acceptable range, we identified that a broad range of pricing exists as most discounts were significantly different from the median (and broadly disbursed).

The stratification analysis was performed for the fiscal year ended December 31, 2017.

	Total Data Points	% Within Determined Narrow Range
	Americas
Bill Payments	—	—
Digital Channels/Online	8	75%
Merchant Payments	21	43%
Payments Risk Management	14	43%
Real Time Payments	21	57%
Retail Payments	68	50%

Securities and Exchange Commission

October 3, 2018

	EMEA
Bill Payments	—	—
Digital Channels/Online	—	—
Merchant Payments	21	19%
Payments Risk Management	12	25%
Real Time Payments	1	100%
Retail Payments	114	27%

	Asia Pacific
Bill Payments	—	—
Digital Channels/Online	—	—
Merchant Payments	—	—
Payments Risk Management	17	24%
Real Time Payments	12	67%
Retail Payments	68	29%

Of the ranges identified that included data points, only two ranges had a result where the data points within the determined narrow range exceeded 70%. These two groupings contained a small number of data points and do not represent a statistical sample. One range only had 1 data point and the other had variability ranging from 30% to 100%. The Retail Payments category accounts has accounted for over 65% of the Company’s on premise revenue. Across all data points analyzed the variability of the discounts of the contract price from the original list price ranged from 0% to 553% supporting that most discounts were significantly different from the median and broadly dispersed. The analysis resulted in the calculated medians varying across regions and across primary solution category supporting that the Company sells licenses to different customers at or near the same time for a broad range of amounts. We deem the pricing of licenses to be highly variable. Based on the data, we concluded that SSP is not discernible from past transactions or other observable evidence (such as list price or quote price) and instead will use the residual approach to estimate the SSP of a license in contracts where SSP is determinable for all other performance obligations within that contract in accordance with ASC 606-10-32-34.

As such, the residual approach is used to determine the SSP of software license arrangements. As noted in ASC 606 Basis for Conclusions (BC) 273, using the residual approach cannot result in no, or very little, consideration being allocated to a performance obligation (i.e. the license). In the rare case that this occurs, we consider all reasonably available data and whether the stand-alone selling price of the license should be estimated using another method to meet the allocation objective.

4. You disclose that you apply judgment in determining the term of an arrangement when early termination rights are provided to the customer. Please help us better understand how you have analyzed termination provisions and the resulting impact on contractual terms. In this regard, tell us if your arrangements contain termination penalties.

Securities and Exchange Commission

October 3, 2018

Response: The term of the arrangement is determined based on the period over which the Company and/or the customer have enforceable rights. We considered the guidance in ASC 606-10-25-3.

The Company’s contracts may include early termination or termination for convenience options at the customer’s discretion that may or may not include penalties or required payments in the event the right is exercised. The inclusion of termination penalties in contracts is not a common practice of the Company. An analysis is performed when a contract does include penalty language to determine if the penalty is substantive. If the contract allows the customer to exercise its termination right without penalty or required payments, the contract term is limited to the committed period as that is the period which has enforceable rights.

If the customer is required to pay penalties or pay the remainder of the contract value (i.e. required payments), an assessment is made to determine if the termination option is substantive (i.e. the customer would not be compelled to exercise the termination option because the penalties and/or required payments are significant in the context of the contract). This is a matter of significant judgment and is evaluated both quantitatively and qualitatively.

If the termination penalty is substantive (significant), the contract term is the shorter of the stated term or the period up to the point at which the customer can terminate without paying the penalty or required payments.

If the termination penalty is not substantive (not significant), the contract term is the period of enforceable rights and obligations (i.e. the committed period).

*        *        *         *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Scott W. Behrens
Scott W. Behrens

Senior Executive Vice President, Chief Financial Officer, and Chief Accounting Officer

Enclosures

cc:	Philip G. Heasley, ACI Worldwide, Inc.
Dennis P. Byrnes, ACI Worldwide, Inc.